                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                         Thermo Tech Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88360H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

                                  Page 1 of  7
                                            ---

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 2 of   7   Pages
-------------------                                        ---------------------



-------------------------------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Capital Ventures International
-------------------------------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)      /  /
                                                                                                 (b)      /  /

-------------------------------------------------------------------------------------------------------------------------
3                 SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*


                  WC
-------------------------------------------------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

-------------------------------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------------------------------------------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                                           1,094,375
BENEFICIALLY                        -------------------------------------------------------------------------------------
OWNED BY                            8       SHARED VOTING POWER
EACH
REPORTING                                         N/A
PERSON                              -------------------------------------------------------------------------------------
WITH                                9        SOLE DISPOSITIVE POWER

                                                  1,094,375
                                    -------------------------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            N/A
-------------------------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,094,375
-------------------------------------------------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                                                /  /

-------------------------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.9%
-------------------------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                    CO
-------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 3 of   7   Pages
-------------------                                        ---------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         THERMO TECH TECHNOLOGIES, INC.

                  This Report filed by Capital Ventures International ("CVI") is its initial filing on Schedule 13D with respect to the common stock, no par value per share (the "Common Stock"), of Thermo Tech Technologies, Inc. (the "Company").

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto.

Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 101-95 County Court Boulevard, Brampton, Ontario, Canada L6W 4P7.

Item 2.           Identity and Background

                  CVI is an unlimited liability company organized under the laws of the Cayman Islands, with its principal place of business and principal office located at One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

                  CVI is a company engaged in the purchase of securities for investment.

                  The entire share capital of CVI is owned by the following entities in the stated percentages.

                  Mu Trading, Inc. ("Mu Trading") owns 44% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Mu Trading's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Mu Trading is owned 100% by Jeffrey Yass, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Yass is the sole director and executive officer of Mu Trading.

                  Rattan, Inc. ("Rattan') owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Rattan's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Rattan is owned 100% by

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 4 of   7   Pages
-------------------                                        ---------------------



Eric Brooks, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Brooks is the sole director and executive officer of Rattan.

                  Lobby, Inc. ("Lobby") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Lobby's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Lobby is owned 100% by Arthur Dantchik, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Dantchik is the sole director and executive officer of Lobby.

                  East Bay, Inc. ("East Bay") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. East Bay's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. East Bay is owned 100% by Andrew Frost, a U.S. citizen and an investor with a business address of 220 Bush Street, Suite 950, San Francisco, CA 94104. Mr. Frost is the sole director and executive officer of East Bay.

                  Selt, Inc. ("Selt") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Selt's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Selt is owned 100% by Joel Greenberg, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Greenberg is the sole director and executive officer of Selt.

                  Each of the individuals referred to above (the "Principals") conducts his principal business activities through Susquehanna Investment Group ("SIG") and its related companies. SIG's principal place of business and principal office are located at 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. CVI's directors are comprised solely of the Principals, except for director Ian Wight, a U.K. Citizen and a trust accountant with a business address of RHB Trust Company, Ltd, 1 Capital Place, Grand Cayman, Cayman Islands, BWI. The executive officers of CVI are Richard Douglas, a U.K. Citizen and a trust accountant, and Woodbourne Associates (Cayman) Ltd., a Nominee Company located in the Cayman Islands.

                  During the last five years, neither CVI, nor to the best of CVI's knowledge, any individual or entity named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds and Other Consideration.

                  CVI is a party to a Securities Subscription Agreement with the Company, dated as of February 20, 1996, pursuant to which CVI agreed to acquire for purposes of investment convertible debentures in the aggregate principal amount of $800,000 (the "Debentures"). The aggregate purchase price of the Debentures was $800,000. In addition, the Company received $9,200,000 from other investors (the "Other Investors") who purchased convertible debentures in the aggregate principal amount of $9,200,000 pursuant to Securities Subscription Agreements by and between the Company and each of the Other Investors.

                  The Debentures, together with interest accrued thereon (at a rate of 8% per annum), are convertible into Common Stock at a price per share (the "Conversion Price") equal to the lesser of: (i) $2.125 (the "Fixed Conversion

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 5 of   7   Pages
-------------------                                        ---------------------


Price") and (ii) 85% of the average of the closing bid prices for the Common Stock on the NASDAQ Small Cap Market, or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five consecutive trading days ending one trading day prior to the conversion date (subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications or similar events).

                  CVI utilized its own working capital funds to consummate the purchase of the Debentures.

Item 4.           Purpose of Transaction.

                  CVI acquired the Debentures for investment purposes for its own account. CVI does not currently have any plan or intention to acquire additional securities of the Company other than its intention to acquire the shares of Common Stock issuable upon conversion of the Outstanding Debentures (as defined below).

                  Except as stated above, CVI has no plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  On August 14, 1996, CVI converted Debentures in the aggregate principal amount of $250,000 into 225,229 shares of Common Stock. Between August 14 and August 24, 1996, CVI sold in open market transactions an aggregate of 224,900 shares of Common Stock at average daily per share prices (net of brokerage commissions) of between $1.23 and $1.48. Such sales of Common Stock resulted in the receipt by CVI of aggregate net proceeds of approximately $293,576.

                  On October 14, 1996, CVI converted Debentures in the aggregate principal amount of $250,000 into 532,294 shares of Common Stock and sold, in open market transactions, 77,000 shares of Common Stock at an average per share price (net of brokerage commissions) of $0.62. Such sales of Common Stock resulted in the receipt by CVI of net proceeds of approximately $47,740.

                  As a result of the conversion of Debentures in the aggregate principal amount of $500,000, as of October 14, 1996, CVI holds Debentures in the aggregate principal amount of $300,000 (the "Outstanding Debentures"). In addition, as a result of such conversions and the sale of an aggregate of 301,900 shares of Common Stock, as of October 14, 1996, CVI holds an aggregate of 455,623 shares of Common Stock.

                  Based on the Conversion Price in effect on October 14, 1996 ($.50), the total of number of shares of Common Stock that CVI beneficially owns through the ownership of the Outstanding Debentures is 638,752 shares of Common Stock. Accordingly, as of such date, CVI beneficially owns 1,094,375 shares of Common Stock or 5.9% of the Outstanding Common Stock.

                  The number of shares of Common Stock issuable to CVI upon conversion of the Outstanding Debentures will fluctuate depending on the Conversion Price from time to time in effect; provided, however, except to the extent that shares are disposed of, the number of shares so issuable will never be less than the number of shares issuable based on the Fixed Conversion Price. To the extent the Conversion Price is less than the Fixed Conversion Price, the number of shares beneficially owned by CVI will increase without any action on the part of CVI. The number of shares issuable to CVI upon conversion of the Outstanding Debentures can be determined by dividing (A) the sum of (i) the

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 6 of   7   Pages
-------------------                                        ---------------------


principal amount of the Outstanding Debentures plus (ii) accrued interest thereon by (B) the Conversion Price then in effect.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 hereof beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's conversion of Debentures in the aggregate principal amount of $500,000 and CVI's sale of an aggregate of 301,900 shares of Common Stock, as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Simultaneously with the execution of the Securities Subscription Agreement, the Company and CVI entered into a Registration Rights Agreement, pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the resale by CVI of the Common Stock underlying the Debentures.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A - Securities Subscription Agreement (together with Form of Debenture and Registration Rights Agreement).

                  Exhibit B - Limited Power of Attorney.

-------------------                                        ---------------------
CUSIP No. 88360H101                                        Page 7 of   7   Pages
-------------------                                        ---------------------





                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CAPITAL VENTURES INTERNATIONAL

                              By: Bala International, Inc. (f/k/a Arbit Inc.), pursuant to a Limited Power of Attorney, a copy of which is filed as an exhibit hereto



                              By:    /s/
                                   --------------------------------------------
                                         Arthur Dantchik, Director


                              Date:  October 21, 1996

                                                                       EXHIBIT A

                         THERMO TECH TECHNOLOGIES, INC.

                 REGULATION S SECURITIES SUBSCRIPTION AGREEMENT

         THE DEBENTURES BEING SUBSCRIBED FOR HEREIN AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("THE COMMISSION") UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY STATE SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

         NO SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY IN CANADA HAS PASSED ON THE MERITS OF THE SECURITIES OFFERED AND ANY REFERENCE TO THE CONTRARY IS AN OFFENSE. THE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED IN CANADA OR BY THE SECURITIES COMMISSION OF ANY PROVINCE OF CANADA. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN CANADA OR TO A CANADIAN RESIDENT INDIVIDUAL OR CORPORATION ABSENT AN EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF CANADA AND ANY APPLICABLE PROVINCIAL SECURITIES LAWS OR COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM QUALIFICATION OR REGISTRATION. THE COMPANY MAY REFUSE TO AUTHORIZE ANY TRANSFER OF THE SECURITIES TO A CANADIAN RESIDENT INDIVIDUAL OR CORPORATION IN RELIANCE ON AN EXEMPTION FROM QUALIFICATION OR REGISTRATION UNTIL THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH QUALIFICATION OR REGISTRATION IS NOT REQUIRED.

         THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. INVESTMENT IN SUCH SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY ANY U.S. FEDERAL, CANADIAN PROVINCIAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT REVIEWED, PASSED UPON, CONFIRMED OR DETERMINED THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY INFORMATION PROVIDED BY THE COMPANY TO POTENTIAL INVESTORS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Securities Subscription Agreement (the "Agreement") is executed by the undersigned (the "Subscriber") in connection with the offering (the "Offering") and subscription by the undersigned for 8% convertible Debentures (the "Debentures") of Thermo Tech Technologies, Inc. (the "Company"), due on February 9, 1999, and offered in denominations of at least $50,000 and integral multiples of $10,000 in excess thereof up to an aggregate principal amount of $10,000,000. The terms of the Debentures, including the terms on which the Debentures may be converted into common stock, no par value of the Company (the "Common Stock"), are set forth in the Debenture, in the form attached hereto as Exhibit A. The solicitation of this Subscription and, if accepted by the Company, the offer and sale of Debentures, are being made in reliance upon the provisions of Regulation S. The Debentures, and the shares of Common Stock issuable upon conversion thereof (the "Shares"), are sometimes referred to herein collectively as the "Securities." The Subscriber wishes to subscribe for Debentures in the amount set forth in Section 19 in accordance with the terms and conditions of the form of Debenture and this Agreement.

It is agreed as follows:

1.       Offer to Subscribe; Purchase Price and Closing; and Placement Fees

         (a) The Subscriber hereby subscribes for and agrees to purchase the aggregate principal amount of Debentures for a purchase price set out in Section 19 of this Agreement.

         (b) The closing of the sale and purchase of the Debentures ("Closing") will occur upon (i) the satisfaction of all conditions described in this Agreement, (ii) sale in this Offering of at least $5,000,000 principal amount of Debentures (the "Minimum Amount"), and no more than $10,000,000 principal amount of Debentures (the "Maximum Amount"), and
         (iii) the satisfaction of all conditions required by the Escrow Agreement ("Escrow Agreement", defined as the agreement between the Company, Swartz Investments, LLC ("Placement Agent ") and First Union National Bank ("Escrow Agent") regarding this Offering). As soon as the subscriptions for the Minimum Amount have been accepted by the Company, according to the terms of this Agreement, the Company may close on the Minimum Amount. Thereafter, the Company may conduct one or more additional Closings until the Maximum Amount has been reached.

         (c) The parties hereto acknowledge that the Placement Agent for this Offering will be compensated by the Company in cash and warrants to purchase Common Stock of the Company. The Placement Agent has acted solely as placement agent in connection with the Offering by the Company of the Debentures pursuant to this Agreement. The information and data contained in the Disclosure Documents (as defined in Section 2.2) have not been subjected to independent verification by Placement Agent , and no representation or warranty is made by Placement Agent as to the accuracy or completeness of the information contained in the Disclosure Documents.

         (d) The Subscriber's obligations hereunder are further conditioned upon the following:

                  (i) the Common Stock is listed on the National Association of Securities Dealers, Inc.'s National Market System or Small Capitalization System,

                  (ii) the representations and warranties of the Company are true and correct in all material respects on the Closing Date as if made on such date, and the Company shall deliver a certificate, signed by an officer of a Company, to such effect to the Escrow Agent, and

                  (iii) there have been no material adverse changes in the Company's business prospects or financial condition since the date of the Company's balance sheet dated December 31, 1995.

2. Representations and Covenants; Access to Information; Independent Information; Independent Investigation

         2.1      Offshore Transaction.

                  (a) United States Representations. The Subscriber represents and warrants to the Company that (i) the Subscriber is not a U.S. Person ("U.S. person") as that term is defined in Rule 902(o) of Regulation S (a copy of which definition is attached as Exhibit B) including, without limitation if a corporation or partnership, (a) it is organized under the laws of a jurisdiction other than the United States and (b) if organized by a U.S. person principally for the purpose of investing in securities not registered under the Act, it was organized or incorporated and is owned by accredited investors (as defined in Rule 501(a) of Regulation D under the Act) who are not natural persons, estates or trusts;
                   (ii) the Securities were not offered to the Subscriber in the
                  United States and at the time of execution of this Subscription Agreement and the time of any offer to the Subscriber to purchase the Securities hereunder, the Subscriber was physically outside the United States; (iii) the Subscriber is purchasing the Securities for its own account and not on behalf of or for the benefit of any U.S. person and the sale and resale of the Securities have not been prearranged with any U.S. person or buyer in the United States; (iv) the Subscriber agrees, and to the knowledge of the Subscriber, without any independent investigation, each distributor, if any, participating in the offering of the Securities, has agreed, that all offers and sales of the Securities prior to the expiration of a period commencing on the date of the last Closing of a sale and purchase of Debentures (the "Last Closing") and ending forty days thereafter (the "Restricted Period") shall not be made to U.S. persons or for the account or benefit of U.S. persons and shall otherwise be made in compliance with the provisions of Regulation S; and (v) subscriber is not an underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the Securities offered or sold in reliance on Regulation S.

                  (b) Canadian Representations. The Subscriber represents and warrants to the Company that save and except in the circumstance where an offering of the Securities may be made to a Canadian Resident (as hereinafter defined) in reliance on an available exemption to all applicable Canadian federal or provincial securities laws (i) the Subscriber is not a Canadian resident ("Canadian Resident") including, without limitation if a business organization, such as a corporation or partnership, it is organized under the laws of a jurisdiction other than Canada; (ii) the Securities were not offered to the Subscribers in Canada and at the time of execution of this Subscription Agreement and the time of any offer to the Subscriber to purchase the Securities hereunder, the Subscriber was physically outside Canada, (iii) the Subscriber is purchasing the Securities for its own account and not on behalf of or for the benefit of any Canadian Resident and the sale and resale of the Securities have not been prearranged with any Canadian Resident or buyer in Canada, and (iv) the Subscriber agrees, and to the knowledge of the Subscriber, without any independent investigation, each distributor, if any, participating in the offering of the Securities, has agreed, that all offers and sales of the Securities in Canada should be made in accordance with all applicable securities laws in Canada, and in any event the Subscriber agrees not to offer or sell the Securities to any resident of British Columbia, Canada except in accordance with available securities resale exemptions.

         2.2 Subscriber's Independent Investigation. The Subscriber, in making its investment decision to subscribe for the Debentures hereunder, represents that (a) it has received the Company's Annual Report on Form 20-F for the year ended April 30, 1995, the Company's periodic reports on Form 6-K filed with the Commission for the periods July 31, 1995 and October 31, 1995 and the Company's proxy statement for the Company's 1995 annual meeting of shareholders; (b) it has read, reviewed, and relied solely on the documents described in (a) above, the Company's representations and warranties and other information in this Subscription Agreement, including the Exhibits, any other written information prepared by the Company which has been specifically provided to the Subscriber in connection with this Offering (together, the "Disclosure Documents"), and an independent investigation made by it and its representatives, if any; (c) it has, prior to the date of this Agreement, been given an opportunity to review material contracts and documents of the Company which have been filed as exhibits to the Company's filings under the Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and has had an opportunity to ask questions of and receive answers from the Company's officers and directors; (d) is not relying on any oral representation of the Company or any other person, nor any written representation or assurance from the Company other than those referred to in Section 2.2(b) and; (e) is an accredited investor as defined in Rule 501 of Regulation D, a copy of which definition is attached hereto as Exhibit C. The Subscriber assumes, without any independent investigation, neither the Company nor Placement Agent has offered the Debentures to any Subscribers in the U.S. or to any U.S. person unless such U.S. person is a professional fiduciary of a non-U.S. person (as defined in Section (o) (2) through (o) (4) of rule 902 of Regulation S).

         2.3 Subscriber's Economic Risk. The Subscriber understands and acknowledges that an investment in the Securities involves a high degree of risk. Subscriber acknowledges that there are limitations on the liquidity of the Securities. The Subscriber represents that the Subscriber is able to bear the economic risk of an investment in the Securities, including a possible total loss of investment. In making this statement the Subscriber hereby represents and warrants to the Company that the Subscriber has adequate means of providing for the Subscriber's current needs and contingencies; that Subscriber is able to afford to hold the Securities for an indefinite period; and that Subscriber further represents Subscriber has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the investment in the Securities to be received by the Subscriber. Further, the Subscriber represents, as of the date of signing this Agreement, that the Subscriber has no present need for liquidity in the Securities and the Subscriber is willing to accept such investment risks. Subscriber has reviewed the Disclosure Documents, including without limitation the Risk Factors set forth at Exhibit D, prior to subscribing for any Debentures.

         2.4 No Government Recommendation or Approval. The Subscriber understands that no United States federal or state agency or Canadian regulating authority, or similar agency of any other country, has reviewed, approved, passed upon or made any recommendation or endorsement of the Company, the Offering or the subscription for the Securities.

         2.5 No Directed Selling Efforts in Regard to this Transaction. To the knowledge of the Subscriber, without any independent investigation, neither the Company, Placement Agent nor any distributor participating in the Offering (if any), nor any person acting for the Company, Placement Agent or any such distributor, has conducted any "directed selling efforts" in the United States as the term "directed selling efforts" is defined in Rule 902(b) of Regulation S, which in general, means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities being offered in reliance on Regulation
                  S. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, and the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States, that refers to the offering of the Securities in reliance on Regulation S.

         2.6 Company's Reliance on Representations of Subscribers. This Agreement is made by the Company with each Subscriber in reliance upon such Subscriber's representations and covenants made in this Section 2, which reliance by his or its execution of this Agreement the Subscriber hereby confirms.

         2.7 Securities Not Registered Under the Act and Under Canadian Law. Subscriber understands that the Debentures and the Common Stock issuable upon conversion of the Debentures have not been registered under the Act or any state or provincial securities laws ("State Acts") and are being offered and sold pursuant to Regulation S and applicable Canadian exemptions based in part upon the representations of Subscriber contained herein. The Common Stock does, however, carry certain registration rights as set forth in the Registration Rights Agreement executed by the parties hereto.

         2.8 No Public Solicitation. Subscriber knows of no public solicitation or advertisement of an offer in connection with the proposed issuance and sale of the Securities.

         2.9 Investment Intent. Subscriber is acquiring the Debentures to be issued and sold hereunder (and the Shares issuable upon conversion of the Debentures) for his, her or its own account (or a trust account if such Subscriber is a trustee) for investment and not as a nominee and not with a view to the distribution thereof. Subscriber understands that Subscriber must bear the economic risk of this investment indefinitely unless such Debentures or such Shares are registered pursuant to the Act and any applicable State Acts, or an exemption from such registration is available, and that the Company has no present intention of registering any such sale of the Debentures or Shares other than as contemplated by the Registration Rights Agreement. Subscriber represents and warrants to the Company, as of the date of this Agreement, that Subscriber has no present plan or intention to sell the Debentures or the Shares in the United States or Canada at any predetermined time, and has made no predetermined arrangements to sell the Debentures or the Shares. Subscriber covenants that neither Subscriber nor its affiliates nor any person acting on its or their behalf has entered, has the intention of entering, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Debentures or Common Stock of the Company anytime after receipt of the term sheet concerning this Offering until the end of the Restricted Period, or for the intended purpose of lowering the price at which the Debentures are convertible into Shares; and neither Subscriber nor any of its affiliates nor any person acting on its or their behalf will at any time use Shares acquired upon conversion of the Debentures to settle/cover any put option, short position or other similar instrument or position entered into after receipt of the term sheet (except that transactions constituting "short exempt" transactions under NASD rules shall be permissible).

         2.10 Subscriber Not to Sell or Transfer Securities in Violation of the Securities Laws. Subscriber covenants that he, she or it will not knowingly make any sale, transfer or other disposition of the Debentures or the Shares in violation of (1) the Act (including Regulation S), the Exchange Act, any applicable State Acts or the rules and regulations of the Commission or of any state securities commissions or similar state authorities promulgated under any of the foregoing; and
                  (2) all federal and provincial securities laws and regulations in force in Canada.

         2.11 Subscriber's Power and Authority. Subscriber has the full power and authority to execute, deliver and perform this Agreement. This Agreement, when executed and delivered by Subscriber, will constitute a valid and legally binding obligation of Subscriber, enforceable in accordance with its terms.

         2.12 Signatory's Representation. The signatory to this Agreement hereby represents and warrants that he, she or it is either:

                  (a) not a U.S. person (as defined in Regulation S), and is not located in the U.S. at the time of signing this Agreement, or

                  (b) a professional fiduciary of Subscriber (as described in Section (o)(2) through (o)(4) of Rule 902 of Regulation S), acting solely in his capacity as holder of such account, as a fiduciary, executor, administrator, or trustee, and has completed and signed the accompanying Certificate (Exhibit E) and forwarded it to Placement Agent, and

                  (c) save and except in the circumstance where an offering of the Securities may be made to a Canadian Resident in reliance on an available exemption to all applicable Canadian federal or provincial securities laws is not a Canadian Resident and is not located in Canada at the time of signing this Agreement.

         2.13 No Tax Advice From Company. Subscriber has reviewed with his, her or its own tax advisors the foreign, U.S. federal, state and local tax consequences of this investment, and the transactions contemplated by this Agreement. Subscriber is relying solely on such advisors and not on any statements or representations of the Company or any of its agents and understands that Subscriber (and not the Company) shall be responsible for the Subscriber's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

         2.14 No Legal Advice from Company. Subscriber acknowledges that he, she, or it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his, or her or its own legal counsel. Subscriber is relying solely on such counsel and not on any statements or representations of the Company or any of its agents for legal advice with respect to this investment or the transactions contemplated by this Agreement, except for the representations, warranties and covenants set forth herein and in the opinion provided for in paragraph 7.3 herein.

         2.15 Offering Material Statements. Subscriber acknowledges that all offering materials and documents received by it in connection with the offers and sales of the Securities included statements to the effect of those contained in the first full capitalized paragraph of this Agreement.

         2.16 No Scheme to Evade Registration. Subscriber's acquisition of the Debentures is not a transaction (or any element of a series of transactions) that is part of a plan or scheme to evade the registration provisions of the Act.

3.       Resales of Securities by Subscriber

                  Subscriber acknowledges, covenants and agrees that the Securities may and will only be resold by it in the U.S. and/or Canada (a) in compliance with Regulation S, Canadian federal Securities laws and applicable State Acts, if any; or (b) pursuant to an exemption from registration under the Act other than Regulation S and applicable State Acts and/or pursuant to applicable Canadian exemptions, if any; or (c) pursuant to an effective and current Registration Statement under the Act and/or applicable Canadian law. In addition, in connection with any resale of the Debentures in accordance with clause (a) or (b), above, the Subscriber will deliver to the Company and will cause the purchaser to deliver to the Company the documents described in Section
3.1 and 3.2 below:

         3.1. Documents to be Delivered for Offshore Regulation S Resales. If any Debenture is being resold in compliance with Regulation S:

                           1. Sales Agreement, executed by Subscriber and
                  Purchaser (in the form of Exhibit F);
                           2. Seller Representation Letter (in the form of
                  Exhibit G);
                           3. Assignment Separate from Certificate (in the form
                  of Exhibit H)(or endorsed Certificates);
                           4. Seller's Instruction Letter (in the form of
                  Exhibit I); and
                           5. Purchaser Representation Letter (in the form of
                  Exhibit J).

         3.2 Documents to be Delivered for Resales into the United States. If any Debenture is being resold pursuant to an exemption from registration under the Act other than Regulation S:

                           1. Sales Agreement, executed by both Subscriber and
                  Purchaser (in the form of Exhibit F);
                           2. Seller Representation Letter (in the form of
                  Exhibit K);
                           3. Assignment Separate from Certificate (in the form
                  of Exhibit H) (or endorsed Certificates);
                           5. Seller's Instruction Letter (in the form of
                  Exhibit I); and
                           6. Purchaser Representation Letter (in the form of
                  Exhibit J).

         Upon receipt of the executed documents listed above, the Company will effect the transfer of the Debentures on the Company's books and will issue and deliver new Debentures in the purchaser's name (and, in the case of a resale pursuant to Section 3.2 after the Restricted Period, free of any restrictive legend) within three (3) business days of such receipt (unless the Company has a bona fide reason to believe that the representations and agreements contained in the documents listed above are not true). The provisions of Section 3.2 shall not apply to subsequent resales of Debentures that have previously been sold by Subscriber in compliance with this Section 3.

         3.3 Resale of Securities by Subscribers in Canada or to Canadian Residents. Subscriber acknowledges, covenants and agrees that the Securities may and will only be resold by it in Canada or to a Canadian Resident in compliance with all federal or provincial securities laws and regulations, if any; or pursuant to an exemption under the above-noted laws and regulation. In any event, the Company will only effect the transfer of the Debentures on the Company's books to a Canadian Resident and issue and deliver new Debentures in a Canadian purchaser's name upon receipt of the documents referenced in Section
3.2 herein and an opinion of counsel for the Subscriber in form and substance acceptable to the Company in regard to compliance with or the availability of an exemption from applicable securities laws and regulations in Canada.

4.       Legends; Subsequent Sale of Securities

         4.1 The Debenture shall bear the first legend set forth on the first page of this Agreement and any other legend or legends as reasonably required to comply with the state, U.S. federal, Canadian or other foreign law.

         4.2 Assuming that there are no changes in the material facts set forth in Section 2 of this Agreement or applicable law from the date hereof until the Date of Conversion of the Debentures by Subscriber for resale, the Shares so obtained shall not bear any restrictive legend, nor shall any stop order be placed on the books of the Transfer Agent, provided the Subscriber shall deliver to the Company a Certificate (in the form of Exhibit L).

         4.3 Upon the submission, at any time after the expiration of 40 days after the Last Closing, by Subscriber of a written request for legend removal for the purpose of a bona fide pledge or deposit of Debentures with a margin account, together with the Debentures for which legend removal is being requested and a Certificate in the form of Exhibit M, the Company shall immediately re-issue the Debentures without any restrictive legend, and the Company shall instruct its designated U.S. transfer agent ("Transfer Agent") to do so, assuming that there are no changes in the material facts set forth in Section 2 of this Agreement or applicable law from the date hereof until the date of such submission. Except for the requirements otherwise set forth in this Agreement, and assuming there are no changes after the date hereof in the material facts set forth in Section 2 of the Agreement or applicable law, no action other than as set forth in this
                  Section 4.3 shall be required by the Subscriber to remove the Regulation S Restrictive Legend. If such margined Debentures are returned to Holder (as defined in the Debenture) by broker prior to the end of the Restricted Period Holder shall return such margined Debentures to Company to have the Regulation S legend placed back on such Debentures.

         4.4 The Company will issue to its Transfer Agent an irrevocable instruction letter (Exhibit N) to convert the Subscriber's Debentures to Common Stock (in accordance with the Debenture and so long as Section 4.2 is complied with, free of any restrictive legend) upon receipt of a valid Notice of Conversion from a Subscriber and the original Debentures, and such other documents as are required by this Agreement or the Debenture.

5.       Issuance of Securities in the Near Future; Notice Requirements

         The Company shall not issue any debt or equity securities for cash in private capital raising transactions ("Future Offerings") for a period seventy five (75) days after the Last Closing without obtaining the prior written approval of Subscribers holding a majority of the purchase price of Debentures then outstanding, provided that the preceding shall not limit the Company's right to conduct a public secondary offering. The Company will not conduct any Future Offerings for a period of two hundred and forty (240) days after the Closing without delivering to the Subscriber, at least seven (7) days prior to the closing of such issuance, written notice describing the proposed issuance and the terms upon which such securities are being issued, and providing the Subscriber the option during such seven (7) day period to purchase the securities being offered in the Future Offerings on the same terms as contemplated by such Future Offerings and in the amount set forth below (the limitations referred to in this and the immediately preceding sentence are collectively referred to as the "Capital Raising Limitation"). The Capital Raising Limitation shall not apply to any transaction involving the Company's commercial banking arrangements or issuances of securities in connection with a merger, consolidation or sale of assets, or in connection with or as part of the same transaction as a joint venture or other acquisition or disposition of a business, a product or a license by the Company, or exercise of options by employees, consultants or directors or any transaction with a strategic corporate partner or to loan securitization or sales of loans to master trusts. The Capital Raising Limitation also shall not apply to the issuance of securities upon exercise or conversion of the Company's options, warrants or other convertible securities outstanding as of December 31, 1995, or to the grant of additional options or warrants, or the issuance of additional securities, under any Company stock option or restricted stock plan. The amount of securities which a Subscriber is entitled to purchase in such a Future Offering shall be a number obtained by multiplying the aggregate amount of securities being offered in the Future Offering by a fraction, the numerator of which is the aggregate principal dollar amount of Debentures purchased by the Subscriber pursuant to this Agreement and the denominator of whih is the aggregate principal dollar amount of Debentures placed in this Offering.

6.       Representations and Warranties of Company

         Company represents and warrants to Subscriber as follows:

         6.1 Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the province of British Columbia, Canada and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business or properties of the Company and its subsidiaries taken as a whole. The Company, to its knowledge is not the subject of any pending or threatened investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction, or the Securities and Exchange Commission which have not been disclosed in the reports referred to in Section
                  2.2 above.

         6.2 Corporate Condition. The Company's condition was, in all material respects, as described in the Disclosure Documents at the respective dates thereof, including without limitation the reports filed pursuant to the Exchange Act and described in
                  Section 2.2. Except for normal year-end adjustments that are not, in the aggregate, material, there has been no material adverse change in the Company's business financial condition or prospects since April 30, 1995. The Disclosure Documents are true and correct, in all material respects, and the financial statements contained in the Disclosure Documents have been prepared in accordance with generally accepted accounting principles as applied in Canada, consistently applied, and fairly present the financial position and results of operation and cash flows of the Company on a consolidated basis, for the periods then ended. Without limiting the foregoing, there are no material liabilities, contingent or actual, that are not disclosed in the Disclosure Documents. The Company has paid all material taxes which are due, except for taxes which it reasonably disputes. There is no material claim, litigation, or administrative proceeding pending, or to the best of the Company's knowledge, threatened against the Company, except as disclosed in the Disclosure Documents. This Agreement and the Disclosure Documents do not contain any untrue statement of a material fact and do not omit to state any material fact required to be stated therein or herein necessary to make statements contained therein or herein not misleading in the light of the circumstances under which they were made.

         6.3 Authorization. All corporate action on the part of the Company by its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance (or reservation for issuance) and delivery of the Debentures being sold hereunder and issuance of the Common Stock obtainable on conversion of the Debentures have been taken, and this Agreement and the Registration Rights Agreement constitute valid and legally binding obligations of the Company, enforceable in accordance with its terms. The Company has obtained all consents and approvals required for it to execute, deliver, and perform this Agreement. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Articles, as amended and in effect on and as of the date of the Agreement, or of any material provision of any instrument or contract to which it is a party or by which it is bound or, of any material provision of any federal or state judgment, writ, decree, order, statute, rule or governmental regulation applicable to the Company except where such conflict would have no material adverse affect on the Company's business prospects or financial condition, or on the transaction contemplated herein. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

         6.4 Valid Issuance of Securities. The Debentures, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be validly issued and binding obligations of the Company, enforceable in accordance with their terms, and, based in part upon the representations of the Subscriber in this Agreement, will be issued in compliance with all applicable U.S. federal and state securities laws. The Common Stock issuable upon conversion of the Debentures, when issued in accordance with the terms of the Debentures, shall be duly and validly issued and outstanding, fully paid and nonassessable, and based in part on the representations and warranties of Subscriber of the Debentures, will be issued in compliance with all applicable U.S. federal securities laws and State Acts. The Shares will be issued free of any preemptive right. The Company currently has 10 million Shares reserved for issuance upon conversion of the Debentures.

         6.5 Current Public Information. The Company represents and warrants to the Subscriber that the Company is a "reporting issuer" as defined in Rule 902(1) of Regulation S and it has a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or is required to file reports pursuant to
                  Section 13 or 15(d) of the Exchange Act, and has filed all the materials required to be filed as reports pursuant to the Exchange Act for a period of at least twelve months preceding the date hereof (or for such shorter period as the Company was required by law to file such material), and all such filings have been made on a timely basis. The Company undertakes to furnish the Subscriber with copies of such information as may be reasonably requested by the Subscriber prior to consummation of this Offering.

         6.6 No Securities Offered in U.S. or to any U.S. Person. The Company represents that it has not offered the Debentures to the Subscriber in the U.S. or to any person in the United States or any U.S. person (as defined in Regulation S) unless such U.S. person is a professional fiduciary of a non-U.S. person (as defined in Section (o) (2) through (o) (4) of rule 902 of Regulation S; and (2) in Canada or to any Canadian Resident save and except in the circumstance where an offering of the Securities may be made to a Canadian Resident in reliance on an available exemption to all applicable Canadian federal or provincial securities laws.

         6.7 No Directed Selling Efforts in Regard to this Transaction Neither the Company, Placement Agent nor any distributor participating in the Offering (if any), nor any person acting for the Company, Placement Agent or any such distributor, has conducted any "directed selling efforts" in the United States or Canada as the term "directed selling efforts" is defined in Rule 902(b) of Regulation S, which in general, means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States or Canada for any of the Securities being offered in reliance upon Regulation S. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States or Canada, the holding of promotional seminars in the United States or Canada, and the placement of advertisements with radio or television stations broadcasting in the United States or Canada or in publications with a general circulation in the United States or Canada, that refers to the offering of the Securities.

         6.8 Capitalization Structure of the Company. The capitalization of Company, as of the date of the Closing, after giving effect to the issuances of the Securities in this Offering, is as set forth in Exhibit O.

         6.9 Termination Date of Offering. In no event shall the Last Closing of a sale of a Debenture occur later than February 20, 1996, which date can be extended by up to 10 days upon written approval by the Company and the Placement Agent.

         6.10 Use of Proceeds. As of the date hereof, the Company expects to use the proceeds from this Offering (less fees and expenses) for the purposes and in the approximate amounts set forth in Exhibit P hereto. These purposes and amounts are estimates and are subject to change.

         6.11 Intellectual Property. The Company has a valid unrestricted, enforceable and exclusive license for the use of all patents, trademarks, trademark registrations, trade names, copyrights, trade secrets, know-how, technology and other intellectual property necessary to the conduct of its business, except to the extent such rights have been licensed, assigned or otherwise transferred to others, as indicated on Schedule IP-1. To the best of the Company's knowledge, the Company is not infringing on the intellectual property rights of any third party, nor is any third party infringing on the Company's intellectual property rights. There are no restrictions in any agreements, licenses, franchises, or other instruments that are necessary for the conduct of the Company's business as presently conducted or as planned to be conducted in the future. The Company has granted valid and enforceable licenses as listed on Schedule IP-1.

7.       Covenants of Company

         7.1 Independent Auditors. The Company shall, until at least February 9, 1999, maintain as its independent auditors an accounting firm authorized to practice before the Commission.

         7.2 Corporate Existence and Taxes. The Company shall, until at least the earlier of February 9, 1999, or the conversion or redemption of all the Debentures purchased pursuant to this Agreement maintain its corporate existence in good standing (provided, however, that the foregoing covenant shall not prevent the Company from entering into any merger or corporate reorganization as long as the surviving entity in such transaction, if not the Company, assumes the Company's obligations with respect to the Debentures) and shall pay all its material taxes when due except for taxes which the Company reasonably disputes.

         7.3 Opinion of Counsel. Subscriber shall, upon purchase of the Debentures, receive an opinion letter from outside U.S. and outside Canadian counsel to the Company, in the form attached hereto as Exhibit Q-1 and Q-2 (i) the Company is duly incorporated and validly existing under the laws of British Columbia, Canada; (ii) this Agreement, the Registration Rights Agreement, the issuance of the Debentures, and the issuance of the Common Stock upon conversion of the Debentures have been duly authorized by all required corporate action, and that all such Shares, upon delivery, shall be validly issued and outstanding, fully paid and nonassessable; (iii) this Agreement, the Registration Rights Agreement and the Debentures constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforceability of any indemnification provisions may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of laws governing specific performance and other equitable remedies; (iv) based upon the representations and warranties of the Subscribers contained in the Regulation S Subscription Agreements entered into in connection with the Offering (and the Placement Agent), and assuming that no Subscriber is engaged in a plan or scheme to evade the registration requirements of the Act, the issuance of the Debentures has been effected in compliance with Regulation S, and the issuance of the Shares upon conversion of the Debentures in accordance with their terms by the holders of the Debentures (assuming that no commission or other remuneration is paid or given, directly or indirectly, for soliciting such conversion) will not be subject to the registration provisions of the Act; and (v) the execution, delivery and performance of this Agreement and the other agreements entered into in connection herewith, does not conflict with or result in a breach of the Company's Articles, charter, or any agreement to which the Company is a party by which its property is bound or any judgment, or decree to which it is subject.

         7.4 Registration Rights. The Company will grant Subscriber the registration rights covering the Common Stock issuable on conversion of the Debentures on the terms of the Registration Rights Agreement attached hereto as Exhibit R.

         7.5 Notification of Final Closing Date & Restricted Period by Company. Within five (5) business days after the Last Closing, the Company shall notify the Subscriber in writing that the Last Closing has occurred, the date of the Last Closing, the date upon which the 40 day Restricted Period will terminate with respect to the Securities, the dates that the subscribers are entitled to convert the respective portions of their Debentures and the value of the Fixed Conversion Price, as that term is defined in the Debenture.

         7.6 Payments for Late Conversion or Failure to Reserve Authorized but Unissued Common. (a) Payments for Late Conversion. As set forth in the Debenture, the Company shall issue and use its best efforts to deliver, within three (3) business days after the Subscriber has fulfilled all conditions and submitted all necessary documents duly executed and in the proper form required for conversion (the "Deadline"), to such Holder of Debentures at the address of the Holder on the books of the Company, a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled upon submission of a notice of conversion. The Company understands that a delay in the issuance of the Shares of Common Stock beyond the Deadline could result in economic loss to the Holder. As compensation to the Holder for such loss, the Company agrees to pay late payments to the Holder for late issuance of Shares upon

                  Conversion in accordance with the following schedule (where "No. Business Days Late" is defined as the number of business days beyond 3 business days from the date of receipt by the Company of a notice of conversion and the Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the original Debentures, all in accordance with the subscription documents):

                                                Late Payment For Each
                                                $10,000 Of Debenture Principal
                  No. Business Days Late        Amount Being Converted
                  ----------------------        ----------------------

                           1                             $100
                           2                             $200
                           3                             $300
                           4                             $400
                           5                             $500
                           6                             $600
                           7                             $700
                           8                             $800
                           9                             $900
                           10                            $1,000
                          \10                            $1,000 + $200 for each
                  Business Days Late beyond 10 days


                  To the extent that the failure of the Company to issue the Common Stock pursuant to this Section 7.6 is due to the unavailability of authorized but unissued shares of Common Stock, the provisions of this Section 7.6(a) shall not apply but instead the provisions of Section 7.6(b) shall apply.

                  The Company shall pay any payments incurred under this Section 7.6(a) inimmediately available funds within three (3) business days from the date of issuance of the applicable Common Stock. Nothing herein shall limit a share-holder's right to pursue actual damages for the Company's failure to issue and deliver Common Stock to the Holder pursuant to the terms of the Debenture.

                  (b) Payments for Failure to Reserve Authorized but Unissued Common . If, at any time a Holder of Debentures submits a Notice of Conversion (as defined in the Debenture) and the Company does not have sufficient authorized but unissued shares of Common Stock available to effect, in full, a conversion of Debentures under Section 4 of the Debenture (a "Conversion Default", the date of such default being referred to herein as the "Conversion Default Date"), the Company shall issue to the Holder all of the shares of Common Stock which are available, and the Notice of Conversion as to any Debentures requested to be converted but not converted (the "Unconverted Debentures") shall become null and void. The Company shall provide notice of such Conversion Default ("Notice of Conversion Default") to each Holder of outstanding Debentures, by facsimile, within one (1) business day of such default (with the original delivered by overnight or two day courier). Holder may not submit a Notice of Conversion after receipt of a Notice of Conversion Default until the date additional shares of Common Stock are authorized by the Company.

                           The Company agrees to pay to all Holders of
                  outstanding Debentures payments for a Conversion Default ("Conversion Default Payments") in the amount of (N/365) x

                  (.24) x the initial issuance price of the outstanding Debentures held by each Holder where N = the number of days from the Conversion Default Date to the date (the "Authorization Date") that the Company authorizes a sufficient number of shares of Common Stock to effect conversion of all remaining Debentures. The Company shall send notice ("Authorization Notice") to each Holder of outstanding Debentures that additional shares of Common Stock have been authorized, the Authorization Date and the amount of Holder's accrued Conversion Default Payments. The accrued Conversion Default shall be paid in cash or shall be convertible into Common Stock at the Conversion Rate, at the Holder's option, payable as follows: (I) in the event Holder elects to take such payment in cash, cash payments shall be made to each Holder of outstanding Debentures by the fifth day of the following calendar month, or (ii) in the event Holder elects to take such payment in stock, the Holder may convert such payment amount into Common Stock at the Conversion Rate at anytime after the 5th day of the following calendar month, until the automatic conversion date set forth in the Debenture.

 .                 Nothing herein shall limit the Subscriber's right to pursue actual damages for the Company's failure to maintain a sufficient number of authorized shares of Common Stock.

         7.7 Payment of Accrued Interest on Funds in Escrow. The Company shall pay interest to each Subscriber at the rate of 8% per annum for the use of Subscriber's funds deposited into escrow for the aggregate amount of Debentures for the period commencing on the date that, in connection with the consummation of the initial purchase by Subscriber of its Debenture(s) from the Company, the escrow agent first had in its possession funds representing full payment for such Debenture(s) and ending on the date of issuance of such Debenture(s). Such payment shall be made by the Company to Subscriber, by check, within 7 days of the date of the Last Closing.

8.       Governing Law

         This Agreement shall be governed by and construed in accordance with the laws of the New York, U.S.A. applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Exchange Act which matters shall be construed and interpreted in accordance with such laws. Any action brought to enforce, or otherwise arising out of, this Agreement shall be heard and determined only in either a federal or state court sitting in the County of New York in the State of New York, U.S.A. The Subscriber's and the Company's representations and warranties shall survive the closing of the transaction.

9.       Entire Agreement; Written Amendments Required

         This Agreement, the Debentures, the Registration Rights Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

10.      Written Notices, Etc.

         Any notice, demand or request required or permitted to be given by either the Company or the Subscriber pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally, or by facsimile (with a hard copy to follow by two day courier), addressed to the parties at the addresses and/or facsimile telephone number of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other in writing.

11.      Execution in Counterparts Permitted

         This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

12.      Severability of Agreement

         In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

13.      Titles and Subtitles; Gender

         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The use in this Agreement of a masculine, feminine or neuter pronoun shall be deemed to include a reference to the others.

14.      Exact Registered Name of Security Holder; Offshore Delivery
         Instructions

         Subscriber agrees to provide Company with the exact name in which he, she or it wishes the Securities to be registered by providing that information on the accompanying signature page of this Agreement. Additionally, Subscriber also agrees to provide Company with detailed delivery instructions to an offshore addressee and will also provide that information on the accompanying signature page of this Agreement.

15.      Subscriber to Forward Original Signed Subscription Agreement to Company

         Subscriber agrees to courier to Company his, her or its original inked signed Subscription Agreement within 2 days of faxing said signed agreement to the Placement Agent.

16.      Assignment.

         Neither party to this Agreement may assign this Agreement without the written consent of the other (which may be withheld for any reason). This provision does not limit the Subscriber's right to transfer the Securities pursuant to the terms of the Debenture and this Agreement.

17.      Subscription and Writing Instructions; Irrevocability

         (a) Subscriber shall send its signed Subscription Agreement by facsimile to Placement Agent at (770) 640-7150, and shall send its subscription funds by wire transfer, to the Escrow Agent as follows:

                  First Union National Bank of Georgia
                  Attn:  Rick Schaal
                  Corporate Trust Administration
                  999 Peachtree Street, N.E., Suite 1100
                  Atlanta, Georgia  30309
                  Fax:  404-827-7305

                  ABA Number: 053000219
                  Account Number:  465946
                  Attn:  Claire Moore
                  Ref:  Thermo Tech Technologies, Inc. /Swartz Investments, LLC
                  Ref:  Subscriber's Name
                  A/C 307-223-2426
                  SWIFT Code:  FUNBUS33

         (b) The Subscriber hereby acknowledges and agrees, subject to the provisions of any applicable laws providing for the refund of subscription amounts submitted by the Subscriber, that this Agreement is irrevocable and that the Subscriber is not entitled to cancel, terminate or revoke this Agreement; provided, however, that if the conditions to Closing are not satisfied or if the Disclosure Documents are discovered prior to Closing to contain statements which are materially inaccurate, or omit statements of material fact, the Subscriber may revoke or cancel this Agreement.

         (c) This Agreement shall be accepted by the Company when the Company countersigns this Agreement. The Subscriber hereby confirms that the Company has full right in its sole discretion to accept or reject the subscription of the Subscriber, in whole or in part, provided that, if the Company decides to reject such subscription, the Company must do so promptly and in writing. In the case of rejection, the Company will promptly return any rejected payments and (if rejected in whole) copies of all executed subscription documents (including without limitation this Agreement) to Subscriber (with any earned interest)

18.      Indemnification.

         Subscriber shall indemnify and hold harmless Company, Placement Agent, and each of their officers, directors, control persons and agents (an "Indemnified Party") who is or may be a party to any threatened, pending, or completed action, suit or proceeding of any kind, against any losses, damages, liabilities and expenses (including attorneys fees) suffered or incurred by an Indemnified Party and not otherwise reimbursed, arising from or due to any representation or warranty of Subscriber contained in this Agreement that is an actual or alleged misstatement of applicable facts or omission to state applicable facts in connection with the Offering.



                           [Intentionally Left Blank]

19. Amount

         The undersigned hereby subscribes for Eight Hundred Thousand principal amount of Debentures, and pays herewith funds in the amount of Eight Hundred Thousand U.S. Dollars ($800,000 U.S.) on the terms and conditions of this Agreement.

         The undersigned acknowledges that this Agreement and the subscription represented hereby shall not be effective unless accepted by the Company as indicated below.

Dated this 13 day of February, 1996.

     /s/                                                         CAPITAL VENTURES INTERNATIONAL
____________________________________                          ____________________________________
          Your Signature                                           EXACT NAME IN WHICH YOU WANT
                                                                 THE SECURITIES TO BE REGISTERED
                                                               (Please Print Exact Registered Name)

       Johann H. Koehne
____________________________________                  OFFSHORE DELIVERY INSTRUCTIONS:
Name: Please Print
                                                              Please type or
                                                              print address
                                                              where your
                                                              security is to be
                                                              delivered.

Managing Director                                             ATTN: ______________________

  Susquehanna Securities Trading GmbH
____________________________________________                  ____________________________
Title/Representative Capacity (if applicable)                          Street Address

As agent for Capital Ventures International
____________________________________________                  ____________________________
Name of Company You Represent (if applicable)                          Street Address

      Frankfurt/Main, Germany
____________________________________________                  ____________________________
Place of Execution of this Agreement                          City, State or Province, Country

                                                              ____________________________
                                                              Offshore Postal Code

                                                              ____________________________
                                                              Phone Number (For Federal Express)

                                                              ____________________________
                                                              Facsimile Number (re: Notice)

         THIS SUBSCRIPTION IS ACCEPTED BY THE COMPANY ON THE ____ DAY OF ________________ 1996.

                            THERMO TECH TECHNOLOGIES, INC.


                            By:  /s/
                               -----------------------------
                                         (Signature)
                            Print Name: Rene J. Branconnier
                            Title: President

                                    EXHIBIT E

                       - Thermo Tech Technologies, Inc. -

            FIDUCIARY, ADMINISTRATOR, EXECUTOR OR TRUSTEE CERTIFICATE


Nature of Signatory. The signatory to this Agreement hereby represents and warrants that he, she or it is either:

                  (a) the Subscriber, who is not a U.S. person (as defined in Regulation S) and is not a Canadian Resident save and except in the circumstance where an offering of the Securities may be made to a Canadian Resident in reliance on an available exemption to all applicable Canadian federal or provincial securities laws and is not located in the U.S. at the time of signing this Agreement,


         OR

                  (b) a professional fiduciary of Subscriber (as described in Section o(2) through (o)(4) of Rule 902 of Regulation S), acting solely in his capacity as holder of such account, in which case:

                  (i) the Subscriber is not a U.S. person (as defined in Regulation S) and is not a Canadian Resident; and

                  (ii)  either (sign either A, B or C, as applicable):

                           A. The account for which the Securities are being purchased by Subscriber is a discretionary account or similar account (other than an estate or trust) which the undersigned manages and holds for the benefit or account of Subscriber and the Subscriber is not located in the U.S. or Canada at the time of signing this Agreement;

                                                   _________________ (signature)
                           OR

                           B. The account for which the Securities are being purchased by Subscriber is the account of an estate of which the undersigned acts as executor or administrator, provided that an executor or administrator of the estate who is not a U.S. person (as defined in Regulation S) has sole or shared investment discretion with respect to the assets of the estate, and the estate is governed by foreign law and provided further that the Subscriber is not located in the U.S. or Canada at the time of signing this Agreement;

                                                   _________________ (signature)
                           OR

                           C. The account for which the securities are being purchased by Subscriber is the account of a trust of which the undersigned acts as trustee, provided that the undersigned who is not a U.S. person (as defined in Regulation S) or a Canadian resident has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person (as defined in Regulation S) or a Canadian Resident and provided further that the Subscriber is not located in the U.S. at the time of signing this Agreement.

                                                   _________________ (signature)

_____________________                  _________________________________________
    Print Your Name                    Person or Entity for Whom You are Signing

THIS DEBENTURE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS DEBENTURE (COLLECTIVELY THE "SECURITIES") HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY STATE SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

NO SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY IN CANADA HAS PASSED ON THE MERITS OF THE SECURITIES OFFERED AND ANY REFERENCE TO THE CONTRARY IS AN OFFENSE. THE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED IN CANADA OR BY THE SECURITIES COMMISSION OF ANY PROVINCE OF CANADA. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN CANADA OR TO A CANADIAN RESIDENT INDIVIDUAL OR COMPANY ABSENT AN EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF CANADA AND ANY APPLICABLE PROVINCIAL SECURITIES LAWS OR COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM QUALIFICATION OR REGISTRATION. THE COMPANY MAY REFUSE TO AUTHORIZE ANY TRANSFER OF THE SECURITIES TO A CANADIAN RESIDENT INDIVIDUAL OR COMPANY IN RELIANCE ON AN EXEMPTION FROM QUALIFICATION OR REGISTRATION UNTIL THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH QUALIFICATION OR REGISTRATION IS NOT REQUIRED.

      No.  ____                                                  $50,000 U.S.


                                     THERMO TECH TECHNOLOGIES, INC.

                              8% CONVERTIBLE DEBENTURE DUE FEBRUARY 9, 1999

         THIS DEBENTURE is one of a duly authorized issue of Debentures of THERMO TECH TECHNOLOGIES, INC., a corporation duly organized and existing under the laws of the Province of British Columbia (the "Company"), designated as its 8% Convertible Debentures due February 9, 1999, in an aggregate principal amount not exceeding U.S. $10,000,000 (the "Debentures").

         FOR VALUE RECEIVED, the Company promises to pay to Nelson Partners, or any subsequent registered holder hereof (the "Holder"), the principal sum of Fifty Thousand Dollars ($50,000 U.S.), on or prior to February 9, 1999 (the "Maturity Date"), and

                             (continued on reverse)

      IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.


                         THERMO TECH TECHNOLOGIES, INC.


          Dated:  February __,  1996           By:______________________________
                                                  Rene J. Branconnier, President
to pay interest on the principal sum outstanding in arrears on the earlier of the Date of Conversion (as defined below) or the Maturity Date, at the rate of 8% per annum. Accrual of interest on this Debenture shall commence on the date hereof, and shall continue to accrue until payment in full of the principal sum has been made or duly provided for, or until the Date of Conversion, whichever is earlier. The interest so payable will be paid on the Maturity Date or the Date of Conversion, as the case may be. Such interest shall be paid to the person and at the address in whose name this Debenture is registered on the records of the Company regarding registration and transfers of the Debentures (the "Debenture Register") on the business day immediately preceding the payment date. The principal of, and interest on, this Debenture are payable, if converted, in shares of Common Stock, or if redeemed, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, to the person and at the address in whose name this Debenture is registered on the Debenture Register on the business day immediately preceding the payment date. The forwarding of such payment shall constitute a payment of interest hereunder and shall satisfy and discharge the liability for principal and interest on this Debenture to the extent of the sum or Common Shares so paid.

         This Debenture is subject to the following additional provisions:

Section 1. Debenture Denominations. The Debentures are initially issuable in denominations of at least Fifty Thousand Dollars ($50,000 U.S.) and integral multiples of $10,000 U.S. in excess thereof. Upon conversion of a portion, but less than all, of this Debenture in accordance with the terms hereof, a new debenture or debentures may be issued to the Holder in a denomination equal to the exact amount of the unconverted portion of this Debenture. No service charge will be made for registration of transfer or exchange of such new debenture(s).

Section 2. Withholding. The Company shall be entitled to withhold from all payments of principal of, and interest on, this Debenture any amounts required to be withheld under the applicable provisions of the United States or Canadian income tax laws, or other applicable laws, at the time of such payments. Holder shall, prior to any transfer hereof, deliver to the Company a completed form W-8 for such transferee. The Holder shall pay any other taxes, charges, or levies in connection with the issuance or transfer thereof.

Section 3. Sale, Transfer or Exchange. This Debenture has been issued subject to investment representations of the original purchaser hereof and may be sold, transferred or exchanged only in compliance with the Act, including Regulation S, and, in the case of a transfer in Canada applicable Canadian provincial and State laws. Any Holder of this Debenture, by acceptance hereof, agrees to the representations, warranties and covenants herein. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4. Conversion. The record Holders of this Debenture shall have conversion rights as follows (the "Conversion Rights"):

                  (a) Right to Convert; Conversion Rate. The record Holder of this Debenture shall be entitled, commencing on the date of the last closing of a purchase and sale of the Debenture that occurs pursuant to the offering of the Debentures by the Company (the "Last Closing Date") and at any time thereafter, subject to the Company's right of redemption set forth in Section 5(a), at the office of the Company or its designated U.S. Transfer Agent ("Transfer Agent") for the Debenture(s), to convert the Debenture held by such Holder into that number of fully-paid and non-assessable shares of Common Stock at the Fixed Conversion Price during the first 45 days, and thereafter, as follows:

         Each record Holder of the Debenture shall be entitled to convert, subject to the Company's right of redemption set forth in Section 5(a), up to one-third (1/3) of the Debenture(s) (measured by the initial aggregate principal amount) held by such Holder beginning 45 days following the Last Closing Date and at any time thereafter, an additional one-third (1/3) of the Debenture(s) (measured by the initial aggregate principal amount) held by such Holder beginning 75 days following the Last Closing Date and at any time thereafter, and may convert all remaining Debentures beginning 105 days following the Last Closing Date, at the office of the Company or its Transfer Agent for the Debentures, into that number of fully-paid and non-assessable shares of Common Stock of the Company calculated in accordance with the following formula (the "Conversion Rate"):

Number of shares issued upon conversion = (Principal + Interest)/Conversion Price, where

 o Principal = The principal amount of the Debenture(s) to be converted,

 o Interest = Principal x (N/365) x .08, where

         o N = the number of days between (i) the date of issuance, as dated on the first page of this Debenture, and (ii) the applicable Date of Conversion (as defined in Section 4(b)(iv) below) for the Debenture(s) for which conversion is being elected, and

         o Conversion Price = the lesser of (x) 100% of the average Closing Bid Price, as that term is defined below, for the five (5) trading days ending on February 2, 1996, which amounts to $ 2.2125 (the "Fixed Conversion Price"), or (y) .85 times the average Closing Bid Price, as that term is defined below, of the Company's Common Stock for the five
         (5) trading days immediately preceding the Date of Conversion, as defined below (the "Variable Conversion Price").

           For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price on the over-the-counter market as reported by NASDAQ's National Market System or Small Capitalization System ("NASDAQ"), or if then traded on a different national securities exchange, the closing sales price on the principal national securities exchange on which it is so traded and if not available, the mean of the daily high and low sales prices on such securities exchange on which it is so traded.

                  (b) Mechanics of Conversion. In order to convert the Debentures into full shares of Common Stock, the Holder shall (i) fax a copy of the fully executed notice of conversion in the form attached hereto ("Notice of Conversion") to the Company at the office of the Company or its Transfer Agent for the Debentures, which notice shall specify the number of Debentures to be converted and shall contain a calculation of the Conversion Rate (together with a copy of the first page of each Debenture to be converted) prior to Midnight, New York City time (the "Conversion Notice Deadline") on the Date of Conversion specified on the Notice of Conversion and (ii) surrender the original Debenture(s), and the original Notice of Conversion, no later than 12 Midnight (New York City Time) the next business day, to a common courier for either overnight or 2-day delivery to the office of the Company or its Transfer Agent for the Debentures; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the original Debentures are delivered to the Company or its Transfer Agent as provided above, or the Holder notifies the Company or its Transfer Agent that such Debenture(s) have been lost, stolen or destroyed. In the case of a dispute as to the calculation of the Conversion Rate, the Company's calculation shall be deemed conclusive absent manifest error.

                           (i) Lost or Stolen Debentures. Upon receipt by the
Company of evidence of the loss, theft, destruction or mutilation of this Debenture, and (in the case of loss, theft or destruction) indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Debentures, if mutilated, the Company shall execute and deliver new Debenture(s) of like tenor and date.

                           (ii) Delivery of Common Stock upon Conversion. The
Company shall issue and use its best efforts to deliver within three (3) business days after delivery to the Company of this Debenture and Notice of Conversion or after provision for security or indemnification required by (i) above, to such Holder of this Debenture at the address of the Holder on the books of the Company, a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid.

                           (iii) No Fractional Shares. No fractional shares of
Common Stock shall be issued upon conversion of this Debenture. If any conversion of the Debenture would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional shares shall, on an aggregate basis, be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next higher number of whole shares.

                           (iv) Date of Conversion. The date on which conversion
occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided (i) that the advance copy of the Notice of Conversion is faxed to the Company before midnight, New York City time, on the Date of Conversion, and (ii) that the original Debentures to be converted are surrendered by depositing such Debentures with a common courier for either overnight or 2-day delivery, as provided above, and received by the Transfer Agent or the Company within five business days from the Date of Conversion. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on such date. If the original Debentures to be converted are not received by the Transfer Agent or the Company within five business days after the Date of Conversion or if the facsimile of the Notice of Conversion is not received by the Company or its designated Transfer Agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Company's option, may be declared null and void.

                  (c) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Debentures, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Debentures; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Debentures, the Company will immediately take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                  (d) Automatic Conversion. Each of the Debentures that remains issued and outstanding on February 9, 1999 automatically shall be converted into Common Stock on such date at the Conversion Rate then in effect

(calculated in accordance with the formula in Section 4(a) above) and February 9, 1999 shall be deemed the Date of Conversion with respect to such conversion.

                  (e) Adjustment to Conversion Price.

                           (i) Adjustment Due to Stock Split, Stock Dividend,
Etc. If at any time when the Debentures are issued and outstanding, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, or other similar event, the Fixed Conversion Price shall be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Fixed Conversion Price shall be proportionately increased.

                           (ii) Adjustment to Variable Conversion Price. If, at
any time when Debentures are issued and outstanding, the number of outstanding shares of Common Stock is increased or decreased by a stock split, stock dividend, or other similar event, which event shall have taken place during the reference period for determination of the Conversion Price for any conversion of the Debentures, then the Adjustable Conversion Price shall be calculated giving appropriate effect to the stock split, stock dividend, combination, reclassification or other similar event for all five trading days immediately preceding and including the Date of Conversion.

                           (iii) Adjustment Due to Merger, Consolidation, Etc.
If at any time when the Debentures are issued and outstanding, there shall be any merger, amalgamation, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of another class or classes of stock or securities of the Company or another entity, then the Holders of the Debentures shall thereafter have the right to receive upon conversion of the Debentures, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock and/or securities which the Holder would have been entitled to receive in such transaction had the Debentures been converted immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Debentures to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Debentures) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof. The Company shall not effect any transaction described in this subsection 4(e)(iii) unless
(a) it first gives 30 days prior notice of such merger, amalgamation, consolidation, exchange of shares, recapitalization, reorganization, or other similar event (during which time the Holder shall be entitled to convert its Debentures into Common Stock) and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation of this
Section 4(e)(iii).

Section 5.    Redemption by Company.

                  (a) Company's Right to Redeem upon Receipt of Notice of Conversion. If the Conversion Price of the Company's Common Stock is less than the Fixed Conversion Price (as defined in Section 4(a)), at the time of receipt of a Notice of Conversion pursuant to Section 4, the Company shall have the right, in its sole discretion, to redeem in whole or in part any Debentures submitted for conversion, immediately prior to and in lieu of conversion ("Redemption Upon Receipt of Notice of Conversion"). If the Company elects to redeem some, but not all, of the Debentures submitted for conversion, the Company shall redeem from among the Debentures submitted by the various shareholders for conversion on the applicable date, a pro-rata amount from each such Holder so submitting Debentures for conversion.

                           (i) Redemption Price Upon Receipt of a Notice of
Conversion. The redemption price per Debenture for a redemption under this
Section 5(a) shall be the applicable Conversion Rate calculated in accordance with the following formula:

         (Principal + Interest) x Closing Bid Price on the Date of Conversion
                                  -------------------------------------------
                                                 Conversion Price

         For the purposes of the above formula, "Principal", "Interest", "Closing Bid Price" and "Conversion Price" shall have the meanings set forth in
Section 4(a), and "Date of Conversion" shall have the meaning set forth in
Section 4(b)(iv).

                           (ii) Mechanics of Redemption Upon Receipt of Notice
of Conversion. The Company shall effect each such redemption by giving notice of its election to redeem, by facsimile, within 1 business day following receipt of a Notice of Conversion from a Holder, and Company shall provide a copy of such redemption notice by overnight or 2-day courier, to (A) the Holder of the Debentures submitted for conversion at the address and facsimile number of such Holder appearing in the Company's register for the Debentures and (B) the Company's Transfer Agent. Such redemption notice shall indicate whether the Company will redeem all or part of the Debentures submitted for conversion and the applicable redemption price.

                  (b) Company's Right to Redeem at its Election. At any time, commencing 90 days after the Last Closing, the Company shall have the right, in its sole discretion, to redeem ("Redemption at Company's Election"), from time to time, any or all of the Debentures; provided (i) Company shall first provide 30 days advance written notice (which cannot be given sooner than 90 days after the Last Closing), and (ii) that the Company shall only be entitled to redeem Debentures in increments having an aggregate Stated Value (as defined below) of at least One and One-Half Million Dollars ($1,500,000). If the Company elects to redeem some, but not all, of the Debentures, the Company shall redeem a pro-rata amount from each Holder of the Debentures.

                           (i) Redemption Price At Company's Election. The
"Redemption Price At Company's Election" shall be calculated as a percentage of Stated Value, as that term is defined below, of the Debentures redeemed pursuant to this Section 5(b), which percentage shall vary depending on the date of delivery of the Notice of Redemption at Company's Election, and shall be determined as follows:

Date of Delivery of Notice of Redemption at Company's Election          % of Stated Value
--------------------------------------------------------------          -----------------
91 days to 6 months following Last Closing Date                               130%
6 months and 1 day to 12 months following Last Closing Date                   125%
12 months and 1 day to 18 months following Last Closing Date                  120%
18 months and 1 day to 24 months following Last Closing Date                  115%
24 months and 1 day to 30 months following Last Closing Date                  110%
30 months and 1 day to 36 months following Last Closing Date                  105%

         For purposes hereof, "Stated Value" shall mean the original principal amount of the Debentures being redeemed, plus the unpaid interest being redeemed, pursuant to this Section 5(b).

                           (ii) Mechanics of Redemption at Company's Election.
The Company shall effect each such redemption by giving at least 30 days prior written notice ("Notice of Redemption At Company's Election") to (A) the Holders of the Debentures selected for redemption, at the address and facsimile number of such Holder appearing in the Company's Debenture Register and (B) the Transfer Agent, which Notice of Redemption At Company's Election shall be deemed to have been delivered three (3) business days after the Company's mailing (by overnight or 2-day courier, with a copy by facsimile) of such Notice of Redemption At Company's Election. Such Notice of Redemption At Company's Election shall indicate the number of Debentures that have been selected for redemption, the date which such redemption is to become effective (the "Date of Redemption At Company's Election") and the applicable Redemption Price At Company's Election, as defined in (b)(i) above. Notwithstanding the above, Holder may convert into Common Stock, prior to the close of business on the Date of Redemption at Company's Election, any Debenture which it is otherwise entitled to convert.

                  (c) Company Must Have Immediately Available Funds or Credit Facilities. The Company shall not be entitled to send any Redemption Notice and begin the redemption procedure under Sections 5(a) and 5(b) unless it has:

                  (1) the full amount of the redemption price in cash, available in a demand or other immediately available account in a bank or similar financial institution; or

                  (2) immediately available credit facilities, in the full amount of the redemption price with a bank or similar financial institution, or

                  (3) a combination of the items set forth in (1) and (2) above, aggregating the full amount of the redemption price.

                  (d) Payment of Redemption Price. Each holder submitting Debentures being redeemed under this Section 5 shall send their Debentures so redeemed to the Company or its Transfer Agent, and the Company shall pay the applicable redemption price to that Holder within five (5) business days of the date of such receipt of the certificates. The Company shall not be obligated to deliver the redemption price unless the Debentures so redeemed are delivered to the Company or its Transfer Agent, or, in the event one or more certificates have been lost, stolen, mutilated or destroyed, the Holder has complied with
Section 4(b)(i).

                  (e) Blackout Period. Notwithstanding the foregoing, the Company may not either send out a redemption notice or effect a redemption pursuant to subsection (b) above during a Blackout Period (defined as a period during which the Company's officers or directors would not be entitled to buy or sell stock because of their holding of material non-public information), unless the Company shall first disclose the non-public information that resulted in the Blackout Period, provided, however, that no redemption shall be effected until at least 10 days after the Company shall have given the Holder written notice that the Blackout Period has been lifted.

Section 6.    Holder's Right to Advance Notice of Company's Election to Redeem.

                  (a) Holder's Right to Elect to Receive Notice of Cash Redemption by Company. Holder shall have the right to require Company to provide advance notice stating whether Company will elect to redeem Holder's Debentures in cash, pursuant to Company's redemption rights discussed in Section 5(a).

                  (b) Mechanics of Holder's Election Notice. Holder shall send notice ("Election Notice") to Company and such other person(s) as the Company may designate, by facsimile, stating Holder's intention to require Company to disclose that if Holder were to exercise his, her or its right of conversion (pursuant to section 4) whether Company would elect to redeem Holder's Debentures for cash in lieu of issuing Common Stock. Company is required to disclose to Holder what action Company would take over the subsequent five (5) day period, including the date Company receives such Election Notice.

                  (c) Company's Response. Company must respond by the close of business on the next business day following receipt of Holder's Election Notice
(1) via facsimile, and (2) via overnight or two (2) day courier. If Company does not respond to Holder within one business day via facsimile and overnight or two
(2) day courier, Company shall be required to issue to Holder Common Stock upon Holder's conversion within the subsequent five (5) day period.

Section 7. No Voting Rights. This Debenture shall not entitle the Holder hereof to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company.

Section 8. Protective Provision. So long as Debentures are outstanding, the Company shall not, without first obtaining the approval (by vote or written consent, as provided by British Columbia Law) of the Holders of at least 75% of the then outstanding Debentures in principle amount and 75% of the then-outstanding Holders, alter or change the rights, preferences or privileges of the Debentures or of any securities, senior in right of payment, so as to affect adversely the Debentures. No provision herein that adversely affects the rights of the Holders of Debentures may be amended without the consent of all Holders of the then outstanding Debentures.

         Any Holders of the Debentures that did not agree to such alteration or change (the "Dissenting Holders") shall have the right to convert pursuant to the terms of this Debenture, without such alteration affecting such Dissenting Holders (notwithstanding the 45 day, 75 day, and 105 day holding requirements set forth in Section 4(a) hereof), or continue to hold their Debentures provided, however, that the Dissenting Holders may not convert anytime on or before the fortieth (40th) day following the Last Closing Date.

Section 9. Status of Redeemed or Converted Debentures. After this Debenture shall have been surrendered for conversion as herein provided or notice of conversion shall have been given by the Holder pursuant to Section 4(a) herein (or redeemed pursuant to Section 5(a) or 5(b) herein), this Debenture shall no longer be deemed to be outstanding and all rights with respect to this Debenture, including, without limitation, the right to receive interest hereon and the principal hereof, shall forthwith terminate as of the Date of Conversion or redemption, except only the right of the Holder hereof to receive shares of Common Stock in exchange for such Debenture(s).

Section 10. Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of New York U.S.A. without giving effect to the principles of conflicts of laws, except for matters arising under the Act or the Securities Exchange Act of 1934, as amended, which matters shall be governed by and construed in accordance with such laws.

Section 11. Business Day Definition. For purposes hereof, the term "business day" shall mean any day on which banks are generally open for business in the State of New York, USA and excluding any Saturday and Sunday.

Section 12. Notices. Any notice or other communication required or permitted to be given hereunder shall be given as provided herein or delivered against receipt if to (i) the Company at 105-20530 Langley Bypass, Langley British Columbia, Canada V3A-6K8, Telephone No. (604) 534-5085, Telecopy No. (604) 534-9346 and (ii) the Holder of this Debenture, to such Holder at its last address as shown on the Debenture Register (or to such other address as the party shall have furnished in writing as its new address to be entered on the Debenture Register (which address must include a telecopy number) in accordance with the provisions of this Section 12). Any notice or other communication neededto be made by facsimile and delivery shall be deemed given, except as otherwise required herein, at the time of transmission of said facsimile. Any notice given on a day that is not a business day shall be effective upon the next business day.

Section 13. Waiver of any Breach to be in Writing. Any waiver by the Company or the Holder hereof of a breach of any provision of the Debenture shall not operate as, or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of the Debenture. The failure of the Company or the Holder hereof to insist upon strict adherence to any term of the Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of the Debenture. Any waiver must be in writing.

Section 14. Unenforceable Provisions. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

                     [See Exhibit "A", Notice of Conversion]

                              NOTICE OF CONVERSION
                       -- Thermo Tech Technologies, Inc --

                    (To be Executed by the Registered Holder
                       in order to Convert the Debentures)

The undersigned hereby irrevocably elects to convert Debentures into shares of common stock ("Common Stock") of Thermo Tech Technologies, Inc. (the "Company") according to the conditions of the Debenture, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

The undersigned represents and warrants that all offers and sales by the undersigned of the shares of Common Stock issuable to the undersigned upon conversion of the Debentures shall be made in compliance with Regulation S, pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Act") or pursuant to an exemption from registration under the Act.



                                   Date of Conversion:_________________



                                   Applicable Conversion Price:___________



                                   Signature:__________________________



                                   Name:_____________________________


                                   Address: ___________________________





* No shares of Common Stock will be issued until the original Debenture(s) to be converted and the Notice of Conversion are received by the Transfer Agent. The Company shall use its best efforts to issue and deliver shares of Common Stock to an overnight courier not later than three business days following receipt of the original Debentures to be converted, and shall make payments pursuant to the Subscription Agreement for the number of business days such issuance and delivery is late.

                                    EXHIBIT A

                         THERMO TECH TECHNOLOGIES, INC.

                          REGISTRATION RIGHTS AGREEMENT


         THIS REGISTRATION RIGHTS AGREEMENT ("Agreement") is entered into as of February __, 1996, by and among THERMO TECH TECHNOLOGIES, INC., a British Columbia, Canada corporation ("Company"), Swartz Investments, LLC., a Georgia limited liability corporation ("Swartz Investments") and the subscribers ("Subscribers") to the Company's offering ("Offering") of up to $10,000,000 of Debentures pursuant to the Regulation S Subscription Agreement between the Company and the Subscribers of even date herewith ("Subscription Agreement").

                  1.       Definitions. For purposes of this Agreement:

                  (a) The term "register", "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933 (the "Act"), and the declaration or ordering of effectiveness of such registration statement or document;

                  (b) The term "Registrable Securities" means the Common Stock issuable or issued upon (i) conversion of the Debentures issued to Subscribers in the Offering and (ii) exercise of the Warrant; provided, however, that (x) after the expiration of the Restricted Period, shares of Common Stock obtainable on conversion of the Debentures (in whole or in part), and (y) after two years from the date of this Agreement, shares of Common Stock obtainable on exercise of the Warrant, shall not constitute Registrable Securities, if those shares of Common Stock may be sold or transferred in the U.S. free of any restrictive legend, including without limitation under Rule 144.

                  (c) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock which have been issued or are issuable upon conversion of the Debentures or exercise of the Warrant at the time of such determination;

                  (d) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any permitted assignee thereof; and

                  (e) The term "Warrant" means the warrant granted to Swartz Investments in connection with the Offering.







                                    EXHIBIT R

                  2.       Demand Registration.

                  (a) At any time beginning after the end of the Restricted Period (as defined in the Subscription Agreement), the Holders of Registrable Securities obtained or obtainable upon conversion of at least 25% of the Registrable Securities the outstanding may notify the Company in writing that they demand that the Company file a registration statement under the Act covering the registration of all of the Registrable Securities then outstanding (other than Registrable Securities held by any Holder who does not want to be included therein). Upon receipt of such notice, the Company shall, within ten
(10) days, give written notice of such request to all Holders and shall, subject to the limitations of subsection 2(b), effect as soon as practicable, and in any event within 60 days of the receipt of such request, the registration under the Act of all Registrable Securities which the Holders request, by notice given to the Company within (10) days of receipt of the Company's notice, to be registered as expeditiously as reasonably possible after the mailing of such notice by the Company (a "Demand Registration").

                  (b) If the Holders initiating the registration request hereunder ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2 and the Company shall include such information in the written notice referred to in subsection 2(a). In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 6(f)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders, and reasonably acceptable to the Company.

                  (c) The Company is obligated to effect only one demand registration pursuant to Section 2 of this Agreement. The Company agrees to include all Registrable Securities held by all Holders in such Registration Statement without cutback or reduction. In the event the Company breaches its obligation of the preceding sentences, any Holders of the Registrable Securities which were not included in such Registration Statement shall be entitled to a second Demand Registration for such excluded securities on the same terms as the Demand Registration described in this Agreement.

                  (d) The Company is not obligated to effect a demand registration under this Section 2 if in the written opinion of counsel to the Company reasonably acceptable to the person or persons from whom written request for registration has been received (and satisfactory to the Company's transfer agent to permit the transfer) that registration under the Act is not required for the immediate transfer of the Registrable Securities pursuant to Rule 144 or other applicable provision.

                  3. Piggyback Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Common Stock under the Act in connection with the public offering of such securities solely for cash(other than a registration relating solely to the sale of securities to participants in a Company stock plan or a registration on Form S-4 promulgated under the Act or any successor or similar form registering stock issuable on upon a reclassification, upon a business combination involving an exchange of securities or upon an exchange offer for securities of the issuer or another entity), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given by fax within ten (10) days after mailing of such notice by the Company, which request shall state the intended method of disposition of such shares by such Holder, the Company shall cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered (a "Piggyback Registration").

                  4. Limitation on Obligations to Register.

                  (a) In the case of a Piggyback Registration on an underwritten public offering by the Company, if the managing underwriter determines and advises in writing that the inclusion in the registration statement of all Registrable Shares proposed to be included would interfere with the successful marketing of the securities proposed to be registered by the Company, then the number of such Registrable Shares to be included in the registration statement shall be allocated among all Holders who had requested Piggyback Registration, in the proportion that the number of Registrable Shares which each such Holder, including Swartz Investments, seeks to register bears to the total number of Registrable Shares sought to be included by all Holders and other holders of securities of the Company having comparable registration rights and outstanding on the date hereof, including Swartz Investments.

                  (b) Notwithstanding anything to the contrary herein, the Company shall have the right (i) to defer the initial filing or request for acceleration of effectiveness of any Demand Registration or Piggyback Registration or (ii) after effectiveness, to suspend effectiveness of any such registration statement, if, in the good faith judgment of the board of directors of the Company and upon the advice of counsel to the Company, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning the Company disclosure of which at the time is not, in the opinion of the board of directors of the Company upon the advice of counsel, (A) otherwise required and (B) in the best interests of the Company; provided however that the Company will use its best efforts to terminate such delay or suspension as soon as practicable and, in any event, will not delay effectiveness of such Demand Registration for more than three months from the date of the demand or suspend effectiveness from more than 30 days, unless it is then engaged in an acquisition that would make such registration impracticable, in which case it will use its best efforts to eliminate such impracticability as soon as possible.

                  5. Obligations to Increase Available Shares. In the event that the number of shares available under a registration statement filed pursuant to
Section 2 is insufficient to cover all of the Registrable Securities then outstanding, the Company shall amend that registration statement, or file a new registration statement, or both, so as to cover all shares of Registrable Securities then outstanding. The Company shall effect such amendment or new registration within ninety days of the date the registration statement filed under Section 2 is insufficient to cover all the shares of Registrable Securities then outstanding. Any Registration Statement filed hereunder shall, to the extent permissible by the Rules of the Securities and Exchange Commission, state that in accordance with Rule 416 under the Act, such registration Statement also covers such indeterminate numbers of additional shares of Common Stock as any become issuable upon conversion of the Debentures to prevent dilution resulting from stock changes or be reason of changes in the conversion price in accordance with the terms thereof.

                  6. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                  (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective.

                  (b Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                  (c) With respect to any Demand Registration, use best efforts to keep such registration statement effective for a period of at least 180 days and in any event until 90 days after all of the Debentures have been converted or redeemed, or until the Holders of Registrable Securities covered by such registration statement have completed the distribution described in the registration statement.

                  (d) Furnish to the Holders (i) such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them
(ii) copies of all correspondence to or with the SEC. Each holder shall be furnished with draft copies of all filings prior to filing and be given sufficient time to provide comments thereof.

                  (e) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders of the Registrable Securities covered by such registration statement, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                  (f) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                  (g) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                  (h) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Agreement, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and

         (i) Maintain the listing of the Common Stock on NASDAQ Small Cap, NASDAQ National Market System or a national securities exchange for as long as any of the Registrable Securities are still outstanding.

                  7. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities or to determine that registration is not required pursuant to Rule 144 or other applicable provision of the Act.

                  8. Expenses of Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 2, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and including the reasonable fees and disbursements incurred of only one counsel for the selling Holders, shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all Holders who had requested such registration shall bear such expenses); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 2.

                  9. Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 2 for each Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto (and including the reasonable fees and disbursements incurred of only one counsel for the selling Holders selected by them), but excluding underwriting discounts and commissions relating to Registrable Securities.

                  10. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless each "Holder Indemnified Persons" (defined for purposes of this Section 9 as each Holder, the officers and directors of each Holder acting in their capacity as such, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Securities Exchange Act of 1934, as amended (the "1934 Act")), against any losses, claims, damages, expenses, or liabilities (joint or several)("Losses") to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement, or alleged untrue statement, of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission, or alleged omission, to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any Violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will reimburse each such Indemnified

Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action; provided, however, that the indemnity agreement contained in this subsection 9(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such Loss or action to the extent that it arises out of or is based upon a Violation which occurs (i) in reliance upon and in onformity with written information furnished expressly for use in connection with such registration by any such Holder Indemnified Person, or (ii) based upon a prospectus which included a Violation, after the Company has advised the Holder not to sell pursuant to such prospectus, and has made available an amended or supplemental prospectus that corrects such Violation.

                  (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the "Company Indemnified Persons" (defined for the purpose of this Section 9 as the Company, each of its directors in their capacity as such, each of its officers who have signed the registration statement in their capacity as such, each person, if any, who controls the Company within the meaning of the Act in their capacity as such, any underwriter and any other Holder Indemnified Person selling securities in such registration statement), against any Loss (joint or several) to which the Company or any such director, officer, controlling person, or underwriter or controlling person, or other such Holder Indemnified Person may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such Loss (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company and any such Company Indemnified Person in connection with investigating or defending any such Loss or action; provided, however, that the indemnity agreement contained in this subsection 9(b) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 9(b) exceed the gross proceeds from the offering received by such Holder.

                  (c) Promptly after receipt by an indemnified party under this
Section 10 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 10, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 10, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 10 to the extent it is prejudicial.

                  (d) The obligations of the Company and Holders under this
Section 10 shall survive the redemption and conversion, if any, of the Debentures, the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise.

                  11. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

                  (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

                  (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

                  (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company, if true, that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration.

                  12. Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each future Holder, and the Company; provided that no amendment or waiver that materially and adversely affects the rights of any Holder shall be effective against such Holder unless such Holder agrees thereto.

                  13. Notices. All notices required or permitted under this Agreement shall be made in writing signed by the party making the same, shall specify the section under this Agreement pursuant to which it is given, and shall be addressed if to (i) the Company at: President, Rene Branconnier Telephone No. (604) 534-5085, Telecopy No. (604) 534-9346 and (ii) the Holders at their respective last address as the party shall have furnished in writing as a new address to be entered on such register. Any notice, except as otherwise provided in this Agreement, shall be made by fax and shall be deemed given at the time of transmission of the fax.

                  14. Termination. This Agreement shall terminate on the later to occur of (a) the data that is two years from the date of this Agreement and
(b) the date any distribution of Registrable Securities described in a registration statement filed pursuant to this Agreement is completed; but without prejudice to (i) the parties' rights and obligations arising from breaches of this Agreement occurring prior to such termination or (ii) other indemnification obligations under this Agreement.

                  15. Assignment. No assignment, transfer or delegation, whether by operation of law or otherwise, of any rights or obligations under this Agreement by the Company or any Holder, respectively, shall be made without the prior written consent of the majority in interest of the Holders or the Company, respectively; provided that the rights of a Holder may be transferred to a subsequent holder of the Holder's Registrable Securities (provided such transferee shall provide to the Company, together with or prior to such transferee's request to have such Registrable Shares included in a Demand Registration or Piggyback Registration, a writing executed by such transferee agreeing to be bound as a Holder by the terms of this Agreement); and provided further that the Company may transfer its rights and obligations under this Agreement to a purchaser of all or a substantial portion of its business if the obligations of the Company under this Agreement are assumed in connection with such transfer, either by merger or other operation of law (which may include without limitation a transaction whereby the Registrable Shares are converted into securities of the successor in interest) or by specific assumption executed by the transferee.

                           [Intentionally Left Blank]

                  16. Governing Law. This Registration Rights Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Securities Exchange Act of 1934, which matters shall be construed and interpreted in accordance with such laws. Any action brought to enforce, or otherwise arising out of, this Agreement shall be heard and determined only in either a federal or state court sitting in the State of New York, New York County.

         IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first above written.

                                         THERMO TECH TECHNOLOGIES, INC.


                                         By:   /s/
                                            ---------------------------------
                                         Rene Branconnier, President
                       Address:          105-20530 Langley Bypass
                                         Langley, British Columbia
                                         Canada V3A-6K8

                                         INVESTOR(S)

                                         CAPITAL VENTURES INTERNATIONAL
                                         ____________________________________
                                         Investor's Name

                                         By:  /s/
                                            ---------------------------------
                                                  (Signature)
                       Address:          ____________________________________

                                         ____________________________________

                                                                       EXHIBIT B



                            LIMITED POWER OF ATTORNEY


THIS LIMITED POWER OF ATTORNEY given on the 11th day of October, 1993 by CAPITAL VENTURES INTERNATIONAL, (hereinafter called "the Company") whose Registered Office is situated at Third Floor, One Regis Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated August 28, 1989 by and between the Company and Arbit Inc., the Company expressly authorized Arbit Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1".

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of ARBIT INC. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.



THE COMMON SEAL OF                                   /s/
CAPITAL VENTURES INTERNATIONAL                       --------------------------
was hereunto affixed in the presence of:                       Ian A.N. Wight
                                                           (Director)

                                                     /s/
                                                     --------------------------

                                                     /s/
                                                     --------------------------
                                                     Woodbourne Associates
                                                     (Cayman) Limited
                                                     (Secretary)